Exhibit 99.1

NWTN Delivers First Batch of Electric Vehicles to Client in the UAE

DUBAI, United Arab Emirates (December 30, 2022) – NWTN Inc. (Nasdaq: NWTN), an eco-conscious mobility technology company bringing passenger-centric green premium mobility solutions to the world (“NWTN”), today announced that it delivered 20 range-extended electric vehicles (“R-EEVs”) to M93 CAR RENTAL L.L.C (“M93 CAR RENTAL”) at its newly constructed facility in the Khalifa Economic Zones Abu Dhabi (“KEZAD”). The delivery kicks off NWTN’s plan to provide the UAE market with a range of innovative products and solutions to promote the region’s transformation to sustainable energy.

The R-EEVs were the perfect choice for M93 CAR RENTAL and are uniquely suited to the UAE market. The vehicle’s range-extended technology overcomes the problems of limited charging facilities in the UAE and the long distances often travelled in the country. The 20 R-EEVs were the first batch of vehicles to be delivered to local clients within coming months.

“This is the first time we adopt new energy vehicles into our operation fleet, we are so excited about it. This is in line with the green energy transformation initiatives of our country, and we are very proud to be an active part of it,” said Shahram Parvizi, Chairman & CEO of M93 CAR RENTAL. “I would like to thank NWTN for providing these advanced products and technology to us. We look forward to rolling out additional new energy mobility technologies and solutions from NWTN in the future.”

Alan Wu, Chairman and CEO of NWTN said at the delivery ceremony: “We are thrilled to see our products and solutions start contributing to the UAE’s Zero Emission Initiative. This is the beginning of our long-term commitment to the UAE and the Middle East market. We will continue to promote green mobility lifestyles and bring world leading sustainable technologies to the UAE to help support the country’s ‘Net-Zero 2050’ strategic initiative and energy transformation blueprint.”

The KEZAD assembly facility is NWTN’s first facility in the UAE. The facility will enable NWTN to conduct semi-knockdown production with a greater proportion of software and hardware localization and upgrades to meet the local market needs. The KEZAD assembly facility is currently in the final phase of installing equipment and conducting trial operations, and is expected to be fully operational in the first quarter of 2023.

ABOUT NWTN

NWTN is a pioneering green technology company with a mission to bring premium passenger-centric mobility and green energy solutions to the world. Headquartered in Dubai and with its manufacturing facilities in Abu Dhabi, UAE, NWTN aims to integrate avant-garde design, life-style personalization, IoT connectivity, autonomous driving technology, and green energy eco-systems to its future mobility solutions. Its core technology includes modular pure electric platforms, battery packing and management technology, a digital on-board connectivity system, continuously upgraded electric and electronic architecture as well as autonomous driving technology.

NWTN focuses on growth and development in the entire value chain of clean energy applications in the UAE and intends to expand to the Middle East, North Africa, and other Southeast Asian and European territories.

For further information, please visit: https://www.nwtnmotors.com.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as "may," "will," "expect," "intend," "anticipate," believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risks factors contained in NWTN's filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN's forward-looking statements occurs, NWTN's business, financial condition and operating results may vary materially from those expressed in NWTN's forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and NWTN assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT

For investor enquiries:

Michael Bowen

nwtnir@icrinc.com

For media enquiries:

Edmond Lococo

nwtnpr@icrinc.com